ING Life Insurance and Annuity Company
Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

**Supplement dated November 23, 2005 to the
Contract Prospectus, Contract Prospectus Summary and
Statement of Additional Information, each dated April 29, 2005, as supplemented**

The information in this Supplement updates and amends certain information contained in the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). You should read this Supplement along with the current Contract Prospectus, Contract Prospectus Summary, and SAI.

1. Effective December 5, 2005, the ING VP Emerging Markets Fund will be merged into the ING JPMorgan Emerging Markets Equity Portfolio (Class I). As a result of the merger, effective December 5, 2005 all references to the ING VP Emerging Markets Fund in the contract prospectus, contract prospectus summary and SAI are deleted and the ING JPMorgan Emerging Markets Equity Portfolio (Class I) is added as an investment option. After the close of business on December 2, 2005, all existing account balances invested in the ING VP Emerging Markets Fund will be transferred to the ING JPMorgan Emerging Markets Equity Portfolio (Class I).

    Unless you provide us with alternative allocation instructions, all future allocations directed to the ING VP Emerging Markets Fund will be automatically allocated to the ING JPMorgan Emerging Markets Equity Portfolio (Class I). You may give us alternative allocation instructions at any time by contacting our service center at:

    >   Opportunity Plus Service Center
    >   ING National Trust
    >   P.O. Box 9810
    >   Providence, RI 02940-8010
    >   1-800-OPP-INFO
    >   (1-800-677-4636)

    See also the Transfers section of the contract prospectus for further information about making fund allocation changes.

2. The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of the fund in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

3. The information regarding ING VP Emerging Markets Fund included in the Fund Expense Table beginning on page 7 of the Contract Prospectus is deleted and replaced with the following:

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING JPMorgan Emerging Markets Equity Portfolio (Class I) [31]	1.25%	--	0.02%	1.27%	--	1.27%

4. Footnote (21) to the Fund Expense Table on page 11 of the Contract Prospectus is deleted and replaced with the following footnote (21) and the footnote (31) is added as follows:

(21) ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of the Fund's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with the Fund under which it will limit expenses of the Fund, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of the Fund's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limit will continue through at least May 1, 2006. In addition, effective January 1, 2005, pursuant to a side agreement, ING Investments, LLC has lowered the expense limit for the Fund to 1.18% through at least December 31, 2005. There is no guarantee that this side agreement will continue after that date. Any fees waived pursuant to the side agreement shall not be eligible for recoupment. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(31) The amounts shown are estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. Because the Class I shares for the Portfolio had not commenced operations as of December 31, 2004, expenses are based on the Portfolio's actual operating expenses for Class S shares, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI), as adviser to the Portfolio, has agreed. Effective March 1, 2004, the management fee structure for ING JPMorgan Emerging Markets Equity Portfolio was revised. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses.

5. The following information is added to Appendix IV – Fund Descriptions in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Investors Trust – ING JPMorgan Emerging Markets Equity Portfolio (Class I shares)	Directed Services, Inc. Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation. Normally invests at least 80% of its assets in securities of issuers located in at least three countries with emerging securities markets. May also invest to a lesser extent in debt securities of issuers in countries with emerging markets. May also invest in high-quality, short-term money market instruments and repurchase agreements.

6. The following information is added to the Fund Expense Table beginning on page 10 of the Contract Prospectus Summary.

	Column 1	Column 2	Column 3	Column 4	Column 5
Fund Name	Mortality and Expense Risk Charge	Maximum Administrative Expense Charge (Not Currently Charged)	Maximum Total Subaccount Annual Charges	Total Annual Fund Operating Expenses	Total Annual Expenses (Subaccount Plus fund Expenses)
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	1.00%	0.25%	1.25%	1.27%	2.52%

7. Effective January 1, 2006, subject to state regulatory approval and approval by your employer's plan, if applicable, the contract and certificate may be available as a Roth 403(b), as described in Tax Code section 402A, and we may set up accounts for you under the contract and certificate for Roth 403(b) contributions ("Roth 403(b) accounts"). Tax Code section 402A allows employees of public schools and certain Tax Code section 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b), which provides for tax-free distributions, subject to certain restrictions. The following information is added to your contract prospectus and contract prospectus summary regarding Roth 403(b) accounts.

Types of Accounts. There are three types of accounts that may be available under your contract and certificate:

a) An employer pre-tax account that will be credited with employer contributions (if any) and any portion of any transfer or rollover contributions attributable to such amounts.

b) An employee pre-tax account that will be credited with employee salary reduction contributions (if any) and the portion of any transfer or rollover contributions attributable to such amounts.

c) An employee Roth 403(b) account that will be credited with employee after-tax salary contributions to the Roth 403(b) account (if any) and the portion of any transfer or rollover contribution attributable to such amounts.

Purchase Payments. Contributions to Roth 403(b) accounts must be made by after-tax salary reduction (to the extent allowed by the contract or certificate), transfer, or rollover payments paid to us on your behalf, as permitted by the Tax Code. Employee pre-tax salary reduction contributions and employee after-tax Roth 403(b) salary reduction contributions are aggregated for purposes of applying Tax Code contribution limits under Tax Code sections 402(g)(1) and 415.

Withdrawals. You may take partial or full withdrawals of purchase payments made by salary reduction and earnings credited on those purchase payments from a Roth 403(b) account only if you have:

a) Attained age 59 1/2;
b) Experienced a severance from employment;
c) Become disabled as defined in the Tax Code;
d) Died;
e) Experienced financial hardship as defined by the Tax Code; or
f) Met other circumstances as allowed by federal law, regulations or rulings.

The amount available for financial hardship is limited to the lesser of the amount necessary to satisfy the financial hardship or the amount attributable to salary reduction contributions (excluding earnings on such contributions). Withdrawals may be subject to tax penalties, as well as early withdrawal charges. See "Fees" in your contract prospectus.

Early Withdrawal Charges. There are no early withdrawal charges for single purchase payment contracts. For installment purchase payment contracts, for the purposes of calculating early withdrawal charges, the number of purchase payment periods will be calculated in the following manner:

a) The employer pre-tax account, if any, will at all times be credited with the same number of purchase payment periods as the employee account (either employee pre-tax or employee Roth 403(b)) with the greatest number of purchase payment periods completed.

b) If an employee Roth 403(b) account or employee pre-tax account is established and the other type of employee account was already in existence, the new employee account will initially be credited with the same number of purchase payments as were made, if any, to the existing employee account. After the new employee account is established the number of additional purchase payment periods credited from that point forward to either employee account will be based solely on the number of subsequent purchase payments, if any, made to that particular employee account. This may result in a different number of purchase payment periods completed for the employee pre-tax account and the employee Roth 403(b) account.

For example, if a Roth 403(b) installment account is established for a participant who at that time has made 23 installment payments to her pre-tax 403(b) employee installment account, when the participant's Roth 403(b) installment account is initially established we will credit it with the same number of installment payments as were made to the existing account (i.e., 23). Thereafter, any future payments the participant makes to her pre-tax account will be credited toward the number of payment periods completed for that account only, while any future payments the participant makes to her Roth 403(b) account will be credited toward the number of payment periods completed only for the Roth 403(b) account.

Exclusion from Income Tax. A partial or full withdrawal of purchase payments made by salary reduction and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A qualified distribution from a Roth 403(b) is one that meets the following requirements.

1. The withdrawal occurs after the 5-year taxable period measured from the earlier of:

   a) the first taxable year you made a designated Roth 403(b) contribution to any designated Roth 403(b) account established for you under the same applicable retirement plan as defined in Tax Code section 402A; or

   b) if a rollover contribution was made from a designated Roth 403(b) account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth 403(b) contribution to such previously established account; and

2. The withdrawal occurs after you attain age 59 1/2, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

Rollovers or Transfers to another Plan. In order to be eligible for a direct rollover, withdrawals must be eligible distributions as provided under your contract or certificate as well as under the Tax Code, including but not limited to Tax Code section 403(b). At the time of such eligible distribution, the distributee may elect, in the manner prescribed by us, to have all or a portion of such distribution paid directly as a rollover to:

a) Another designated Roth 403(b) account;
b) A designated Roth 401(k) account;
c) A Roth individual retirement account or annuity under Tax Code section 408A; or
d) Where the beneficiary is the surviving spouse, another Roth 403(b) account that accepts direct rollovers.

An eligible rollover distribution is any distribution of the Roth 403(b) account value on behalf of the distributee, other than:

a) Any distribution made as one of a series of substantially equal periodic payments (at least annually) made over the life or life expectancy of the distributee or for the joint lives or life expectancies of the distributee and his or her beneficiary or for a specified period of ten (10) years or more;

b) Any distribution to the extent it is a required minimum distribution under the Tax Code; and

c) The portion of any distribution not includible in gross income.

If eligible, the distributee or your beneficiary may request a transfer of the Roth 403(b) account value to another Roth 403(b) custodial account or annuity. Eligible rollover distributions and transfers are subject to any applicable withdrawal charges. See "Fees" in the contract prospectus.

Loans. Loans are not available under contracts or certificates issued as a Roth 403(b) annuity or from Roth 403(b) accounts.

Amendment. We reserve the right to amend the contract and certificate to include any future changes required to maintain the contract and certificate (and the Roth 403(b) account) as a designated Roth 403(b) annuity contract (or Roth 403(b) account) under the Tax Code, regulations, IRS rulings and requirements.

Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement.

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C05-1115-005R (11/05)   Page 5 of 5   November 2005